UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Christopher & Banks Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

171046105

(CUSIP number)

Jonathan Duskin

c/o Macellum Capital Management, LLC

99 Hudson Street, 5th Floor

New York, New York 10013

(212) 956-3008

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-8069

(Name, address and telephone number of person authorized to receive notices and communications)

March 10, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Retail Opportunity Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,079,372
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,079,372
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,079,372
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 37,079,474 shares of common stock outstanding as of March 10, 2016, according to information provided by the Issuer.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 52,133
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 52,133
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,133
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,079,474 shares of common stock outstanding as of March 10, 2016, according to information provided by the Issuer.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Advisors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,079,372
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,079,372
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,079,372
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,079,474 shares of common stock outstanding as of March 10, 2016, according to information provided by the Issuer.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,079,372
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,079,372
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,079,372
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 37,079,474 shares of common stock outstanding as of March 10, 2016, according to information provided by the Issuer.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Managers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 52,133
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 52,133
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,133
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,079,474 shares of common stock outstanding as of March 10, 2016, according to information provided by the Issuer.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 52,133
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 52,133
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 52,133
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,079,474 shares of common stock outstanding as of March 10, 2016, according to information provided by the Issuer.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Jonathan Duskin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,131,505
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,131,505
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,131,505
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 37,079,474 shares of common stock outstanding as of March 10, 2016, according to information provided by the Issuer.

Amendment No. 6 to Schedule 13D

This Amendment No. 6 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Macellum Retail Opportunity Fund, LP (“Opportunity Fund”), Macellum Capital Management, LLC (“Macellum Capital Management”), Macellum Advisors GP, LLC (“Macellum GP”), Macellum Management, LP (“Macellum Management”), MCM Managers, LLC (“MCM Managers”), MCM Management, LLC (“MCM Management”) and Jonathan Duskin (“Mr. Duskin”, and together with Opportunity Fund, Macellum Capital Management, Macellum GP, Macellum Management, MCM Managers and MCM Management, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on April 1, 2015, as amended by Amendment No. 1 on May 19, 2015, Amendment No. 2 on June 18, 2015, Amendment No. 3 on July 9, 2015, Amendment No. 4 on January 25, 2016, and Amendment No. 5 on February 19, 2016.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

On March 10, 2016, the Reporting Persons entered into a Support Agreement (the “Support Agreement”) with the Issuer. The following description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit 99.8 to this Schedule 13D and is incorporated herein by reference.

Pursuant to the terms of the Support Agreement, the Issuer agreed that the Issuer’s Board of Directors (the “Board”) and all applicable committees and subcommittees of the Board will take all necessary action to nominate and cause the Issuer’s slate of nominees for election as directors at the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”) to be composed of the individuals named on Exhibit A of the Support Agreement, which slate consists of two nominees designated by the Reporting Persons, Jonathan Duskin and an additional nominee who satisfies qualifications specified in the Support Agreement and is otherwise reasonably acceptable to the Board in the exercise of its fiduciary duties (each a “Macellum Designee”, and together the “Macellum Designees”), three current directors, including Lisa Wardell, LuAnn Via, and William Sharpe (the “Continuing Director Nominees”) and two additional new directors, Kent Kleeberger and Laura Weil (the “Other New Director Nominees”, and collectively with the Macellum Designees and the Continuing Director Nominees, the “2016 Slate”). In addition, the Issuer in the Support Agreement agreed to use reasonable best efforts to cause the election of the 2016 Slate at the 2016 Annual Meeting, including recommending that the Issuer’s stockholders vote in favor of and soliciting proxies for the election of the Macellum Designees and the Other New Director Nominees (along with the Continuing Director Nominees) and otherwise supporting the Macellum Designees and the Other New Director Nominees for election in a manner no less rigorous and favorable than the manner in which the Issuer supports its other nominees. The Issuer in the Support Agreement agreed not to increase the size of the Board from its current nine members prior to the completion of the 2016 Annual Meeting, and by the completion of the 2016 Annual Meeting, which the Company shall use reasonable best efforts in accordance with the Support Agreement to hold no later than July 25, 2016, the Issuer also agreed to reduce the size of the Board to seven members.

In addition, pursuant to the Support Agreement, if any Macellum Designee resigns from the Board or is rendered unable to, or refuses to, be appointed to, or for any other reason fails to serve or is not serving on, the Board (other than as a result of not being nominated by the Issuer for re-election at an annual meeting subsequent to the 2016 Annual Meeting), the Reporting Persons will be entitled to designate a replacement for such Macellum Designee who satisfies qualifications specified in the Support Agreement and is otherwise reasonably acceptable to the Board in the exercise of its fiduciary duties (a “Replacement”) and the Issuer will appoint such Replacement to the Board as promptly as practicable but in any event within 10 business days of the designation of the Replacement by the Reporting Persons. In the event the Issuer’s Governance and Nominating Committee or the Board does not accept a Replacement, Macellum shall have the right to recommend additional substitutes for the Macellum Designee who is no longer serving on the Board until a Replacement is appointed to the Board.

The Issuer in the Support Agreement also agreed that following the election to the Board of the Macellum Designees at the 2016 Annual Meeting and at all times prior to the end of the Standstill Period (as defined below), at least one Macellum Designee will be offered the opportunity to be a member of each committee of the Board. If a Macellum Designee offered the opportunity to join a Board committee does not meet all independence or other requirements under applicable law and the rules and regulations of the New York Stock Exchange for service on such committee, another Macellum Designee meeting such criteria will be offered the opportunity to serve on such committee. Upon a Replacement’s appointment to the Board, the Issuer agreed in the Support Agreement that the Board and all applicable committees and subcommittees of the Board shall take all necessary actions to appoint such Replacement to any applicable committee or subcommittee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal.

Furthermore, pursuant to the Support Agreement, if at any time after the date of the Support Agreement the Reporting Persons cease to collectively beneficially own an aggregate net long position (as such term is defined in Rule 14e-4 of the Securities Exchange Act of 1934, as amended) in at least the lesser of (i) 1,853,974 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), and (ii) 5% of the outstanding shares of Common Stock as of such date, each of the Macellum Designees will be deemed to have resigned from the Board and any committee of the Board on which he then sits.

Pursuant to the Support Agreement, the Reporting Persons agreed, among other things: (i) that until the end of the Standstill Period (as defined below) the Reporting Persons and their affiliates controlled by the Reporting Persons will cause all voting securities owned by them directly or indirectly to be present for quorum purposes at any annual or special meeting of stockholders and to be voted at all such stockholder meetings (a) for all directors nominated by the Board for election at such stockholders meetings and (b) in accordance with the recommendation of the Board on any other proposals or other business that comes before such stockholder meeting, (ii) to immediately cease all efforts, direct or indirect, in furtherance of any solicitation regarding nominations to the Board (including any negative solicitation efforts) relating to the 2016 Annual Meeting concerning the Issuer and members of the slate of nominees proposed by the Issuer, (iii) the demand for materials and books and records pursuant to Section 220 of the Delaware General Corporation Law is irrevocably withdrawn upon execution of the Support Agreement, and (iv) to not compensate or agree to compensate, directly or indirectly, any individual not employed by the Reporting Persons in connection with his or her service as a director or officer of the Issuer or otherwise in connection with the transactions contemplated by the Support Agreement other than in respect of performance-related fees based upon the overall increase in asset value of the assets of the Reporting Persons.

In addition, the Reporting Persons agreed to certain standstill provisions during a “Standstill Period” effective as of the date of the Support Agreement until 12:01 a.m. on the earlier of (i) the twentieth day prior to the advance notice deadline set forth in the Issuer’s Bylaws for stockholders making director nominations at the 2017 Annual Meeting of Stockholders (the “Initial Expiration Time”) and (ii) the day on which the last remaining Macellum Designee (or his Replacement) no longer serves as a member of the Board; provided, however, that, if all Macellum Designees (including any Replacement) have not ceased to be a member of the Board as of the Initial Expiration Time, the Standstill Period will end on the earlier of (i) the twentieth day prior to the advance notice deadline set forth in the Issuer’s Bylaws for stockholders making director nominations at the 2018 Annual Meeting of Stockholders and (ii) the day on which the last remaining Macellum Designee (or Replacement) no longer serves as a member of the Board. The standstill provisions generally restrict the ability of the Reporting Persons during the Standstill Period to, among other things, (a) solicit proxies or written consents of stockholders with respect to the voting securities of the Issuer or become a participant in or support any third party in any such solicitation, (b) encourage, advise or influence any other person or assist any third party in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy or consent, (c) to form or join any type of group with respect to the voting securities of the Issuer other than a group composed of the Reporting Persons and their affiliates, (d) present any proposal for consideration at an annual or special meeting of stockholders of the Issuer, seek the removal of any member of the Board or propose any nominee for election to the Board or seek representation on the Board; (e) to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Issuer or any rights decoupled from the underlying securities held by the Reporting Persons to any third party that would knowingly result in such third party, together with its affiliates, having any beneficial ownership or other ownership interest in the aggregate of 5% or more of the voting securities of the Issuer or would increase the beneficial ownership or other ownership of a 5% owner, (f) grant any proxy, consent or other authority to vote in respect of matters other than those included in the Issuer’s proxy card or deposit voting securities into a voting trust or enter into a voting agreement with respect to the voting securities of the Issuer, (g) make any request for stockholder list materials or other books and records of the Issuer under Section 220 of the Delaware General Corporation Law or otherwise; (h) make, or cause to be made, any statement or announcement that relates to and constitutes an ad hominem attack on, or relates to and otherwise disparages, the Issuer, its officers or its directors or any person who has served or serves as an officer or director of the Issuer; (i) institute, solicit or join, as a party, any litigation, arbitration or other proceeding against or involving the Issuer or any of its current or former directors or officers other than to enforce the provisions of the Support Agreement; (j) to propose or participate in any tender offer or exchange offer, merger, acquisition, reorganization, restructuring or other business combination involving the Issuer or a material amount of the Issuer’s assets or business, or (k) acquire beneficial ownership of voting securities of the Issuer that cause the Reporting Persons’ total beneficial ownership of the Issuer’s voting securities to equal or exceed 15% of the then outstanding shares of Common Stock. The standstill provisions do not apply to the Macellum Designees acting solely in their capacities as a director of the Issuer consistent with their fiduciary duties to the Issuer.

Notwithstanding anything to the contrary, nothing in the Support Agreement shall limit the ability of the Reporting Persons, any affiliates of the Reporting Persons controlled by the Reporting Persons or the Macellum Designees (but, with respect to the Macellum Designees, solely in their capacities as stockholders) to vote, sell or tender their shares of Common Stock, as applicable, in respect of any strategic alternatives or proposed transactions involving a merger, consolidation, reorganization or tender offer of the Issuer, a sale of substantially all of assets of the Issuer and its subsidiaries or any similar transaction, in each case, that is proposed to the stockholders of the Issuer by the Board or a third party.

The Support Agreement will terminate on the date and time that all Macellum Designees no longer serve on the Board.

On March 10, 2016, the Issuer and the Reporting Persons jointly issued a mutually agreeable press release to announce they had entered into the Support Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 37,079,474 shares of Common Stock outstanding as of March 10, 2016, according to information provided by the Issuer.

(c) Except as set forth in previously filed amendments to Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past 60 days.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Support Agreement is filed as Exhibit 99.8 to this Amendment No. 6 to Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.8	Support Agreement, dated March 10, 2016, by and among Christopher & Banks Corporation, Macellum Retail Opportunity Fund, LP, Macellum Capital Management, LLC, Macellum Advisors GP, LLC, Macellum Management, LP, MCM Managers, LLC, MCM Management, LLC, and Jonathan Duskin.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 10, 2016

MACELLUM RETAIL OPPORTUNITY FUND, LP
By:	Macellum Advisors GP, LLC, its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM CAPITAL MANAGEMENT, LLC

By:	MCM Managers, LLC, its managing member

By:	MCM Management, LLC, its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MACELLUM ADVISORS GP, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM MANAGEMENT, LP

By:	Macellum Advisors GP, LLC, its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MCM MANAGERS, LLC

By:	MCM Management, LLC, its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MCM MANAGEMENT, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

/s/ Jonathan Duskin
JONATHAN DUSKIN